Exhibit 99.20

EXECUTION VERSION

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (this “Agreement”) is made and entered into as of the 21st day of April 2015, by and among Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”, and collectively with Covis Pharma, “Sellers”) and Concordia Pharmaceuticals Inc., an international business company organized under the Laws of Barbados (“Purchaser”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Asset Purchase Agreement, dated as of the 9th day of March 2015, among Sellers, Purchaser, Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (“Purchaser Parent”) (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X thereof), and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (“Seller Parent”) (solely with respect to Section 10.19 and the applicable provisions of Article X thereof) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”).

W I T N E S S E T H:

WHEREAS, pursuant to the Purchase Agreement, Sellers have agreed to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser has agreed to purchase, acquire and accept from Sellers, for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement, all of Sellers’ right, title and interest in, to and under the Purchased Assets, as more particularly set forth therein; and

WHEREAS, pursuant to the Purchase Agreement, Purchaser has agreed to assume, satisfy and discharge when due the Assumed Liabilities, as more particularly set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1. Assignment. In accordance with and subject to the terms of the Purchase Agreement, Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby purchases, acquires and accepts from Sellers, free and clear of all Liens, other than Permitted Encumbrances, all of Sellers’ right, title and interest, as of the Closing, in, to and under the Purchased Assets, including the Assumed Contracts; it being understood that (i) certain Assumed Contracts and Shared Contracts are the subject of arrangements set forth in Appendix A-4 to the Transition Services Agreement, dated as of the date hereof, by and among Purchaser, Sellers and CPI, as contemplated by Section 2.2 of the Purchase Agreement, (ii) Sellers’ rights pursuant to the Shared Contracts listed on Schedule I will be conveyed, assigned and transferred to Purchaser to the extent related to the Products and Sellers will retain their rights thereunder solely to the extent related to the Retained Products and solely for the term remaining under the applicable Shared Contract, and (iii) Sellers’ rights pursuant to the Shared Contracts listed on Schedule II will be terminated effective as of the Closing and Sellers will be parties, as applicable, to new contracts relating to the Excluded Assets with the counterparties of, and upon the same terms as, the Shared Contracts. Notwithstanding anything to the contrary herein, Sellers, as applicable, have not, and shall not be deemed to have hereunder sold, assigned, transferred, conveyed or delivered to Purchaser any portion of the Excluded Assets, and Sellers, as applicable, retain all right, title and interest to, in and under the Excluded Assets.

2. Assumption. In accordance with and subject to the terms of the Purchase Agreement in all respects (i) Purchaser hereby assumes, undertakes and agrees to satisfy and discharge when due the Assumed Liabilities, and (ii) Sellers acknowledge that (A) except as expressly set forth in the Purchase Agreement, Purchaser is not assuming or having any responsibility of any nature with respect to any Liability that is not an Assumed Liability and (B) Sellers will continue to be liable for all matters arising out of or relating to (1) the Shared Contracts prior to Closing and (2) the Excluded Assets.

3. Entire Agreement; Conflicting Terms. This Agreement and the Purchase Agreement (in each case, including all Schedules and Exhibits hereto and thereto) contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for (i) subject to Section 6.15(a) of the Purchase Agreement, the Confidentiality Agreement which will remain in full force and effect for the term provided for therein and (ii) any written agreement of the Parties that expressly provides that it is not superseded by this Agreement or the Purchase Agreement. Nothing herein shall be deemed to limit the rights, duties and obligations of the Parties under the Purchase Agreement and, to the extent of any conflict between the terms and conditions of this Agreement and the terms and conditions of the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern, supersede and prevail.

4. Notices. All notices, requests and other communications to any Party hereunder shall be made in accordance with Section 10.1 of the Purchase Agreement.

5. Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Sellers, or in the case of a waiver, by the Party against whom the waiver is to be effective. To the extent any amendment, modification or supplement to Section 8, Section 9 or this Section 5 is sought which is adverse to the rights of the Financing Sources, the prior written consent of the Financing Sources shall be required before such amendment, modification or supplement is rendered effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

6. Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties;

provided, that nothing in the foregoing shall prohibit Purchaser from making any assignment (i) to any of its Affiliates so long as such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement provided, further, no such assignment shall release Purchaser from its obligations under this Agreement; and (ii) to any successors to all or substantially all of the business and assets of Purchaser, whether in a merger, consolidation, sale of substantially all assets or other similar transaction. Any purported assignment, hypothecation or transfer in breach of this Section 6 shall be null and void. This Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by the Parties hereto and their successors and permitted assigns.

7. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

8. Governing Law; Jurisdiction.

(a)	This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement), shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of Laws that might otherwise govern under any applicable conflict of Laws principles. Notwithstanding anything in this Agreement to the contrary, the Parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is based upon, arises out of, or relates to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the Commitment Letter shall be governed by, and construed in accordance with, the Laws of the State of New York.

(b)

Any claim, demand, suit, action, cause of action, or proceeding (whether in contract, in tort, at law, or otherwise) (each, a “Proceeding”) based upon, arising out of, or related to this Agreement and its negotiation, execution, performance, non-performance, interpretation, termination, construction or the transactions contemplated hereby shall be heard and determined in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. Notwithstanding the foregoing, each Party hereby agrees that it will not bring or support any action, cause of action, claim, cross-

claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Commitment Letter, or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 8 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim. The Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth herein shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8 and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that the service of process upon such Party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 4. Each of the Parties also agrees that any final, non-appealable judgment against a Party in connection with any Proceeding arising out of or relating to this Agreement shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

9. WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR OTHERWISE) BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ARISING OUT OF OR RELATING TO THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS

REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

10. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Party, it being understood that both Parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first written above.

SELLERS:

COVIS PHARMA S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
[REDACTED – personal information]
[REDACTED – personal information]

COVIS INJECTABLES S.À.R.L., Acting through its Zug Branch

By:	[REDACTED – personal information]
[REDACTED – personal information]
[REDACTED – personal information]

PURCHASER:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED – personal information]
[REDACTED – personal information]
[REDACTED – personal information]

[Signature Page to Assignment and Assumption Agreement]

Schedule I

[REDACTED – commercially sensitive information.]

Schedule II

[REDACTED – commercially sensitive information.]